GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02 JUN -5 AM 11:52

02034622

17 May 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

SUPPL

Exemption File 82-5204 New GKN PLC

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange yesterday.

Yours faithfully,

David Pavey
Assistant Company Secretary

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Enc.

dlw 6/12

COMPLIANCE/SEC/COR/notification of press release

GKN plc

Non-Executive Directors - Remuneration Committee Chairman

Following the retirement of Sir John Parker as a non-executive Director at the Company's Annual General Meeting today, GKN plc announces that Baroness Sarah Hogg succeeds Sir John as chairman of GKN's Remuneration Committee.

Baroness Hogg joined GKN as a non-executive Director in 1996.

AGM Resolutions

Copies of the resolutions concerning special business passed at the Annual General Meeting have been submitted to the UK Listing Authority's Document Viewing Facility and are now available for viewing.

The items of special business approved at the Annual General Meeting were:
(a) approval of the general policy on Directors' remuneration;
(b) amendment to the Articles of Association regarding borrowing powers;
(c) authority to offer scrip dividends;
(d) authority to purchase own shares;
(e) authority to support political organisations.

G Denham
Company Secretary
16 May 2002